SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                             LIQUI-BOX CORPORATION
                          --------------------------
                               (Name of Issuer)

                       COMMON SHARES, without par value
                      ----------------------------------
                        (Title of Class of Securities)

                                  536314107
                              ------------------
                                (CUSIP Number)

                                Samuel B. Davis
                             Liqui-Box Corporation
                                    Box 494
                         Worthington, Ohio 43085-0494
                                (614) 888-9280
      -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                       Not Applicable - Voluntary Filing
            ------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                 SCHEDULE 13D


CUSIP No. 536314107

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Samuel B. Davis
            ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                            (a) [   ]
                                                            (b) [ X ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

            PF; SC


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT OT ITEMS 2(d) or 2(e)                              [   ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:                                 967,649 common shares

8.   SHARED VOTING POWER:                                   -0-

9.   SOLE DISPOSITIVE POWER:                            840,622 common shares

10.  SHARED DISPOSITIVE POWER:                          127,027 common shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                                  967,649 common shares


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):           [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11):                                          15.9%


14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):           IN

                                SAMUEL B. DAVIS
                              AMENDMENT NO. 7 to
                                 SCHEDULE 13D

Item 1.   Security and Issuer.

            This Amendment No. 7 to the Schedule 13D filed by the reporting person relates to common shares, each without par value (the "Common Shares"), of Liqui-Box Corporation, an Ohio corporation (the "Issuer"), the principal executive offices of which are located at 6950 Worthington-Galena Road, P.O. Box 494, Worthington, Ohio 43085-0494.


Item 3.   Source and Amount of Funds or Other Consideration.

            During the 1995 fiscal year of the Issuer, pursuant to the Liqui-Box Corporation Employees' Profit Sharing and Salary Deferral Plan (the "Liqui-Box 401(k) Plan"), 260 Common Shares were acquired for the reporting person's account at average prices ranging from $31.00 to $36.50. These Common Shares were purchased with employer contributions and contributions made by the reporting person to the Liqui-Box 401(k) Plan. The reporting person exercises no voting or investment power with respect to these Common Shares.

            As a consequence of the recomputation of stock allocations under the Liqui-Box Corporation Employee Stock Ownership Plan (the "Liqui-Box ESOP") at a price of $17.92, the reporting person acquired 977 Common Shares, based upon information obtained from the administrator of the Liqui-Box ESOP as of December 31, 1995.

            Also see Items 5(a) and 5(b).

Item 4.   Purpose of Transaction.

            See Items 3 and 5. The reporting person has no plans or proposals which relate to or would result in any of the events or changes described in sub-items (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

a and b) The aggregate number and percentage of Common Shares of the Issuer beneficially owned by the reporting person as of March 30, 1996, and the nature of such ownership is as follows:

                                  NATURE OF                        PERCENT
       COMMON SHARES         BENEFICIAL OWNERSHIP                OF CLASS (1)

        840,622 (2)     Sole Voting and Sole Dispositive           13.8%
        127,027 (3)     Sole Voting and Shared Dispositive          2.1%
      ---------                                                    -----
        967,649                                                    15.9%

- ------------------------
(1) Based upon 6,076,174 Common Shares outstanding as of March 30, 1996 and the number of Common Shares as to which the reporting person had the right to acquire beneficial ownership upon the exercise of options exercisable within 60 days of March 30, 1996.

(2) Includes 11,859 Common Shares which are subject to options held by the reporting person which are exercisable within 60 days of March 30, 1996. Supplemental Retirement Discounted Options become exercisable upon termination of the reporting person's employment (other than upon termination for cause); provided, however, that the Supplemental Retirement Discounted Options become fully exercisable upon an earlier change in control of the Issuer. For purposes of determining options which are presently exercisable, it is assumed that the reporting person will not terminate his employment with the Issuer during the next 60 days.

      Also includes 56,959 Common Shares held for the reporting person's account in the Liqui-Box ESOP.

(3) Includes 127,027 Common Shares deposited with the reporting person in his capacity as voting trustee of a voting trust. The reporting person exercises sole voting power with respect to the Common Shares deposited in the voting trust; however, the person who deposited the Common Shares in the voting trust retained investment power, subject to a right of first refusal in the reporting person, and the right to receive dividends thereon. The voting trust expires on September 29, 2003.


      C)    Other than the transactions reported in the following table and in
            Item 3, the reporting person has not effected any transactions in Common Shares of the Issuer since the date of Amendment No. 6 to the reporting person's Schedule 13D (February 28, 1995):

Number of                                        Type of
Common Shares     Date         Consideration     Transaction
- --------------------------------------------------------------------------------
  35,586          10/7/95      N/A               Receipt of Non-Qualified
                                                 Stock Option granted pursuant
                                                 to Liqui-Box Corporation 1990
                                                 Stock Option Plan (the "1990
                                                 Plan"), exercisable in
                                                 increments of 25% per year
                                                 beginning on first
                                                 anniversary following grant
                                                 date


  14,414          10/7/95      N/A               Receipt of Incentive Stock
                                                 Option granted pursuant to
                                                 the 1990 Plan, exercisable in
                                                 increments of 25% per year
                                                 beginning on first
                                                 anniversary following grant
                                                 date


 103,569          11/1/95      N/A               Receipt of Non-Qualified
                                                 Stock Option exercisable in
                                                 increments of 10% per year
                                                 beginning on first
                                                 anniversary following grant
                                                 date in exchange for
                                                 already-held Non-Qualified
                                                 Stock Option covering same
                                                 number of Common Shares

  10,824          11/1/95      N/A               Receipt of Non-Qualified
                                                 Stock Option granted pursuant
                                                 to the 1990 Plan, exercisable
                                                 in increments of 25% per year
                                                 beginning on first
                                                 anniversary following grant
                                                 date

  21,647          11/1/95      N/A               Receipt of Supplemental
                                                 Retirement Discounted Options
                                                 granted pursuant to the 1990
                                                 Plan


      (d)   See footnote (3) to table included under Items 5(a) and 5(b).

      (e)   Inapplicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or relationships (legal or otherwise) not disclosed in Item 5 between the reporting person and any other person with respect to any securities of the Issuer, except that the Trustee of the Liqui-Box ESOP may vote the 56,959 Common Shares held in the account of the reporting person in its discretion if he does not exercise his power to direct the Trustee how to vote and the Trustees of the Liqui-Box 401(k) Plan exercise shared voting and investment power with respect to the Common Shares held in the reporting person's account in the Liqui-Box 401(k) Plan.

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 30, 1996                /s/ Samuel B. Davis
                              ---------------------------------
                                        Samuel B. Davis